

SECURITIES AND EXCHANGE COMMISSION
19

02004862

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SEC MAIL
RECEIVED
PROCESSING
MAR 1 1 2002
SECTION

SEC FILE NUMBER
8- 18812

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORBY NORTH BRIDGE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Bedford Street
(No. and Street)

Boston, Massachusetts 02111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Reilly (617) 482-8780
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunn & Hoban, P.C.
(Name — *if individual, state last, first, middle name*)

1179 High Street Westwood, Massachusetts 02090
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO 3/26/02

OATH OR AFFIRMATION

I, Michael J. Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corby North Bridge Securities, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Michael J. Reilly
Signature

President & CEO
Title

February 27 2002
Notary Public
Jonathan P. Hagenstein
My commission expires 11/25/05
Suffolk County Massachusetts

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORBY NORTH BRIDGE SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2001 AND 2000

CORBY NORTH BRIDGE SECURITIES, INC.

DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

Dunn & Hoban, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Directors of
Corby North Bridge Securities, Inc.
Boston, Massachusetts

We have audited the accompanying balance sheets of Corby North Bridge Securities, Inc. as of December 31, 2001 and 2000, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corby North Bridge Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.



Certified Public Accountants
Westwood, Massachusetts

February 13, 2002

CORBY NORTH BRIDGE SECURITIES, INC.
Balance Sheets
For the Years Ended December 31, 2001 and 2000

		2001		2000
Assets				
Current Assets:				
Cash	$	10.541	$	3.449
Dividends and Interest Receivable		50.995		21.603
Investment securities (Note 1 and 2)		6.983.349		2.686.569
Prepaid expenses		37,147		49.528
Income taxes receivable		0		22.964
Total current assets		7,082,032		2,784.113
Property and equipment, net (note 3)		33,685		52.976
Other assets:				
Deferred income taxes (Note 6)		66,547		15,028
Deposits		54,561		54,561
Total Assets:	$	7,236,825	$	2.906.678
Liabilities and Shareholders' Equity				
Current liabilities:				
Payable to clearing organization	$	5.671.151	$	1.372.847
Accounts payable		16.087		10.628
Income Taxes Payable		6.350		0
Accrued expenses and other liabilities		33,099		35.727
Total current liabilities		5,726,687		1.419.202
Liabilities subordinated to claims of general creditors (Note 4)		330,221		370.221
Shareholders' equity:				
Common stock, $.01 par value; 1,300,000 shares authorized. 925,134 issued and 895,134 outstanding in 2001 925.134 issued and 900.134 outstanding in 2000		9,251		9,251
Additional paid-in capital		957,550		957.550
Retained earnings		243,116		175.454
Treasury stock. 30.000 shares in 2001 and 25,000 shares in 2000, at cost		(30.000)		(25.000)
Total shareholders' equity		1,179,917		1.117.255
Total liabilities and shareholders' equity:	$	7,236,825	$	2,906.678

See auditors' report and notes to financial statements.

CORBY NORTH BRIDGE SECURITIES, INC.
Statements of Income and Retained Earnings
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenue:		
Commissions from securities transactions	$ 236,540	$ 184,260
Net gain on principal transactions	2,602,628	2,709,147
Underwriting and syndicated management fees	62,090	44,369
Total revenue	2,901,258	2,937,776
Operating expenses	2,812,048	2,855,162
Income from operations	89,210	82,614
Other income/(expense):		
Interest income	161,724	82,742
Dividend income	1,729	39
Interest expense	(222,430)	(192,164)
Other expenses	(15,000)	(15,000)
Total other income expense	(73,977)	(124,383)
Income (loss) before income taxes	15,233	(41,769)
Income tax benefit/(expense) (Note 6)	52,429	(60,430)
Net income (loss)	67,662	(102,199)
Retained earnings, beginning of year	175,454	277,653
Retained earnings, end of year	$ 243,116	$ 175,454

See auditors' report and notes to financial statements.

CORBY NORTH BRIDGE SECURITIES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

		2001		2000
Cash flows from operating activities:				
Net income (loss)	$	67,662	$	(102,199)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization		20,249		23,842
Changes in operating assets and liabilities:				
(Increase) decrease in securities owned		(4,296,780)		1,136,787
(Increase) decrease in dividend and interest receivable		(29,392)		18,175
(Increase) decrease in prepaid expenses		12,381		(23,794)
(Increase) decrease in income taxes receivable		22,964		9,928
(Increase) decrease in deferred income taxes		(51,519)		28,305
(Increase) decrease in other assets		0		23,908
Increase (decrease) in payable to clearing organizations		4,303,763		(1,028,458)
Increase (decreases) in income taxes payable		6,350		0
Increase (decrease) in other liabilities		(2,628)		(71,967)
Net cash provided by (used in) operating activities		53,050		14,527
Cash flows from investing activities:				
Acquisition of property and equipment		(958)		(14,952)
Net cash (used in) investing activities		(958)		(14,952)
Cash flows from financing activities:				
Proceeds from issuance of subordinated debt		30,201		0
Payment of subordinated debt		(70,201)		0
Requisition of treasury stock		(5,000)		(25,000)
Net cash provided by (used in) financing activities		(45,000)		(25,000)
Net increase (decrease) in cash and cash equivalents		7,092		(25,425)
Cash and cash equivalents, beginning of year		3,449		28,874
Cash and cash equivalents, end of year	$	10,541	$	3,449
Supplemental disclosures of cash flow informations:				
Cash paid during the year for:				
Interest	$	222,430	$	192,164
Taxes	$	0	$	22,197

See auditors' report and notes to financial statements.

CORBY NORTH BRIDGE SECURITIES, INC.
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock	Paid in Capital	Treasury Stock	Retained Earnings/ (Deficit)	Total
Balance at January 1, 2000	$ 9,251	$ 957,550	$ 0	$ 277,653	$ 1,244,454
Repurchase of treasury stock			(25,000)		(25,000)
Net income				(102,199)	(102,199)
Balance at December 31, 2000	$ 9,251	$ 957,550	$ (25,000)	$ 175,454	$ 1,117,255
Repurchase of treasury stock			(5,000)		(5,000)
Net income				67,662	67,662
Balance at December 31, 2001	$ 9,251	$ 957,550	$ (30,000)	$ 243,116	$ 1,179,917

See auditors' report and notes to financial statements.

CORBY NORTH BRIDGE SECURITIES, INC.
Statements of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Years Ended December 31, 2001 and 2000

		Class A
Balance at January 1, 2000	$	370,221
Balance at December 31, 2000		370,221
Payments		(70,221)
Proceeds		30,221
Balance at December 31, 2001	$	330,221

See auditors' report and notes to financial statements.

CORBY NORTH BRIDGE SECURITIES, INC.
Notes to Financial Statements
December 31, 2001

Note 1 - Summary of Significant Accounting Policies

Business Activity

Corby North Bridge Securities, Inc., a Delaware corporation, is a registered broker/dealer in securities located in Boston, Massachusetts.

Use of Estimates

Management used estimates and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from the estimates.

Investment Securities

Securities owned by the Company are valued at their fair market value with any unrealized gain or loss reflected in income. Securities transactions (and any related gains or losses on sales) are recorded on a trade date basis. At December 31, 2001 and 2000, the securities owned portfolio was comprised of debt and equity securities classified as trading securities in conjunction with FASB 115.

Property and Equipment

Property and Equipment are stated at cost. Depreciation of furniture and equipment and amortization of leasehold improvements are calculated by the straight-line depreciation method using estimated useful lives of two to ten years.

Federal and State Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards No. 109 "Accounting for Income Taxes".

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $18,340 and $2,764 for the years ended December 31, 2001 and 2000, respectively.

Customer Accounts

The Company's customer accounts are carried on the books of National Financial Services Corporation (NFSC), on a fully disclosed basis. The Company is therefore exempt from the customer reserve requirements under SEC Rule 15c3-3.

Note 1 - Summary of Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include cash and any highly liquid debt instruments with a maturity of three months or less.

Note 2 - Investment Securities

Original cost and market values of debt and equity securities at December 31, 2001 and 2000 are as follows:

		2001	
	Cost	Market Value	Unrealized Gain/(Loss)
Debt Securities	$ 7,043,547	$ 6,983,349	$ (60,198)
Total	$ 7,043,547	$ 6,983,347	$ (60,198)

		2000	
	Cost	Market Value	Unrealized Gain/(Loss)
Debt Securities	$ 2,672,952	$ 2,686,569	$ 13,617
Total	$ 2,672,952	$ 2,686,569	$ 13,617

CORBY NORTH BRIDGE SECURITIES, INC.
Notes to Financial Statements
December 31, 2001

Note 3 - Property and Equipment

At December 31, 2001 and 2000, property and equipment consisted of the following:

	2001	2000
Furniture and fixtures	$391,917	$390,959
Leasehold improvements	65,211	65,211
	457,128	456,170
Less: accumulated depreciation	(423,443)	(403,194)
	$ 33,685	$ 52,976

Depreciation expense for the years ended December 31, 2001 and 2000 was $20,249 and $23,842.

Note 4 - Subordinated Notes

Class A Notes

On December 18, 2001, it was approved by the Board of Directors to redeem $70,201 of Class A subordinated notes from Michael Shamosh and reissue $30,201of Class A subordinated notes to Michael Reilly. At December 31, 2001 and 2000 the Company had $330,221 and $370,221 respectively of Class A notes. The notes are due June 1, 2014, and bear interest at 9.25% annually. Interest is payable annually on June 1 of each year commencing with June 1, 1995. The notes are subordinated to the claim of general creditors as described in Rule 15c3-1 of the Securities and Exchange Act of 1934.

Two shareholders of the Company are the subordinated Class A noteholders.

The interest cost was $34,245 for the years ended December 31, 2001 and 2000.

Note 5 - Profit Sharing and 401(k) Plan

The Company adopted a qualified, trusteed, voluntary, contributory profit sharing plan effective January 1, 1980, and a 401(k) Plan effective December 1, 1990. The 401(k) Plan covers substantially all employees who met specified age and service requirements.

The Company elected not to make a contribution to the Profit Sharing Plan for the years ended December 31, 2001 and December 31, 2000.

CORBY NORTH BRIDGE SECURITIES, INC.
Notes to Financial Statements
December 31, 2001

Note 6 - Federal and State Income Taxes

Financial Accounting Standards No. 109, "Accounting for Income Taxes" required that deferred income taxes be computed using the liability method under which deferred income tax assets and liabilities are computed based on differences between the financial statement and tax bases of assets and liabilities.

The Company's total deferred tax assets at December 31, 2001and 2000 are as follows:

	2001	2000
Total deferred tax asset	$ 66,547	$ 15,028

Those amounts have been presented in the Company's financial statements as follows:

Current deferred tax asset	$ 0	$ 0
Non current deferred tax asset	66,547	15,028
Total deferred tax assets	$ 66,547	$ 15,028

The income tax expense differs from amounts currently payable because certain revenues and expenses are reported in the income statement in periods that differ from those in which they are subject to taxation.

The principal differences in timing between the income statement and taxable income involve (a) depreciation expenses recorded on the straight-line method in the income statement and by accelerated methods for tax purposes and (b) net operating losses carried forward for tax purposes.

Income tax benefit consists of the following:

	2001	2000
Current tax (expense)/benefit		
Federal	$ 0	$ 0
State	910	(9,687)
	910	(9,687)
Deferred income tax (expense)/benefit		
Federal	37,124	(39,084)
State	14,395	(11,659)
	51,519	(50,743)
Total income tax (expense)/benefit	$52,429	$ (60,430)

The principal difference between state and federal tax (expense)/benefit is due to municipal bond interest that is non-taxable for federal income tax purposes. The Company has a federal income tax net operating loss carryforward of approximately $154,666 which begins to expire in 2020.

CORBY NORTH BRIDGE SECURITIES, INC.
Notes to Financial Statements
December 31, 2001

Note7 - Commitments

On October 31, 1998, the Company entered into a five year lease expiring November 20, 2002 for space located at 99 Bedford Street in Boston, Massachusetts. The terms of the lease require monthly payments of $4,920.

At December 31, 2001 and 2000, rent expense was $70,961and $80,761.

Minimum lease payments due under this lease for the next five years are as follows:

2002	$ 54,120
2003	0
2004	0
2005	0
2006	0
	$ 54,120

Note 8 - Net Capital Requirements

The Company is subject to the Security and Exchange Commission's uniform net capital rule (Rule 15c3-1) which required the maintenance of minimum net capital and required that the ratio of aggregate indebtedness, as defined, shall not exceed 15 to 1. The Company had net capital and net capital requirements under these provisions as follows:

Net Capital	1,002,926
Net Capital Requirement	100,000
Net Capital Ratio	10 To 1

Note 9 - Debt to Debt/Equity Ratio

Rule 15c3-1 of the Securities and Exchange Act allows for a debt to debt/equity ratio, as defined, of up to 70% the Company's debt to debt/equity ratio was 22% and 25% at December 31, 2001 and 2000, computed as follows:

	2001	2000
Equity	$ 1,179,917	$ 1,117,255
Debt and other subordinated notes	330,221	370,221
Total debt/equity	$ 1,510,138	$1,487,476
Debt to debt/equity ratio	22%	25%

Note 10 - Stock Option Plan

In 1996, the Company's stockholders approved a stock option plan that was adopted to secure for the Company and its shareholders the benefits arising from stock ownership by employees, officers and directors of, and consultants or advisors to, the Company who are expected to contribute to the Company's future growth and success. Under the terms of the plan, options granted may be either incentive stock options, meeting the requirements of Section 422 of the Internal Revenue Code, or non-statutory options, which are not intended to meet the requirements of Section 422 of the Code.

The plan currently reserves 200,000 shares of common stock for grant and provides that the term of each award be determined by the Board of Directors charged with administering the plan. The exercise price, determined by the Board of Directors, for incentive stock options, shall not be less than 100% of the fair market value of such stock on the date of the grant, and non-statutory stock options, shall not be less than 100% of such fair market value. The plan has vesting requirements. At December 31, 2001 and 2000, no options were granted.

Note 11 - Contingent Liabilities

At December 31, 2001, the Company was a party in three different litigation matters identified below.

The Company is a defendant in an action in the Oakland County Circuit Court. The complaint alleges claims against the Company for Fraud/misrepresentation and breach of fiduciary duties, and claims damages in an amount of approximately $620,000, plus interest and costs. The Company has filed an answer denying liability. Discovery has been conducted and the Court has indicated that it will schedule the matter for trial in late summer 2002. The amount or likelihood of potential loss to the Company is impossible to ascertain with any degree of certainty at this time.

The Company is also a defendant in another action in the Oakland County Circuit Court. The complaint alleges claims against the Company for open account, breach of contract and promissory estoppel and claims damages in an amount of approximately $40,000, plus interest and costs. The Company has filed an answer denying liability in January of 2002. The amount or likelihood of potential loss to the Company is impossible to ascertain with any degree of certainty at this time.

On June 11, 2001 the Company filed a five count complaint against a former employee for failure to perform obligations under a promissory note, fraudulent transfer, failure to pay commensurate share of rent and two counts of unjust enrichment. The company is seeking approximately $150,000 in damages.

In response to the Corby North Bridge Securities, Inc. complaint, the former employee has filed counterclaims against Corby, alleging conversion, misrepresentation and breach of implied covenant of good faith and fair dealing.

It is the opinion of Corby's Council that the Company is likely to succeed in its claims against the former employee, while the Company's likelihood of liability on the former employees claims appears to be remote.

Note 12 - Capital Structure

At December 31, 2001 and 2000, the Company had 925,134 shares of .01 par value common stock issued and 895,134 and 900,134 outstanding respectively. Common shares are voting and dividends are paid at the discretion of the Board of Directors.

All common shares are restricted from transfer without the Company being offered the first right to repurchase shares at a market-value price.

Dunn & Hoban, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Board of Directors
Corby North Bridge Securities, Inc.
Boston, Massachusetts

REPORT ON SUPPLEMENTARY INFORMATION

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. the supplementary information contained in the following pages is presented for the purposes of additional analysis and, although not required for a fair presentation of financial position, results of operations, and cash flows, was subjected to the audit procedures applied in the audit of the basic financial statements taken as a whole.



Westwood, Massachusetts
February 13, 2002

CORBY NORTH BRIDGE SECURITIES, INC.
Statements of Operating Expenses
For the Years Ended December 31, 2001 and 2000

	2001	2000
Advertising	$ 2,764	$ 13,818
Blanket bond	329	3,221
Clearing charges	225,995	321,915
Commissions	901,791	1,004,759
Contributions	2,200	250
Courier	2,382	2,033
Depreciation	20,249	23,842
Dues and subscriptions	105,443	109,567
Health insurance	71,089	57,810
Insurance	22,426	18,297
Legal and professional fees	225,751	105,948
Licenses and taxes	10,912	1,437
Maintenance and repairs	8,004	15,515
Office expense	21,928	19,783
Other broker/dealer expenses	40,973	258,314
Payroll taxes	76,167	83,277
Postage	3,829	3,624
Printing	1,317	4,660
Professional development	945	9,430
Rent	79,908	80,761
401(k) and profit sharing plan fees	8,715	2,165
Salaries	871,168	595,749
Supplies	8,187	10,824
Telephone	32,204	36,678
Travel and entertainment	62,669	67,674
Utilities	4,703	3,811
Total Operating Expenses	$ 2,812,048	$ 2,855,162

See auditors' report on supplemental information

CORBY NORTH BRIDGE SECURITIES, INC.
Reconciliation of Unaudited Computation
of Net Capital to Audited Computation of Net Capital
December 31, 2001

Unaudited net capital at December 31, 2001	$	971,054
Net audit adjustments affecting capital:		
1. To adjust cash to actual		(9,745)
2. To adjust accounts payable, accrued expenses income taxes payable, and other liabilities		41,617
Audited net capital at December 31, 2001	$	1,002,926

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

(continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures and adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Westwood, Massachusetts
February 13, 2001